UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. 2)
Heska Corporation

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
42805E-10-8

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS. Charter Ventures L.P., a California limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER:

NUMBER OF		987,510

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		987,510

WITH	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	987,510

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS. Charter Ventures II, L.P., a California limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California

	5	SOLE VOTING POWER:

NUMBER OF		5,027,207

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,027,207

WITH	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,027,207

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS. Chavencap Limited, a Hong Kong corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,014,717

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER:

		6,014,717

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,014,717

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS. A. Barr Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER:

NUMBER OF		385,092

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,014,717

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		385,092

WITH	8	SHARED DISPOSITIVE POWER:

		6,014,717

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,399,809

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a)	Name of Issuer:

Heska Corporation

(b)	Address of Issuer’s Principal Executive Offices: 3760 Rocky Mountain Avenue, Loveland, Colorado 80538
Item 2.
(a)	Name of Person Filing:

This Schedule is filed by Charter Ventures, L.P. (“CV I”), Charter Ventures II, L.P. (“CV II”), Chavencap Limited (“CL”) and A. Barr Dolan. CL and Mr. Dolan are general partners of CV I and CV II.

The entities and individual named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office, or, if none, Residence:

Address for CV I, CV II and Mr. Dolan: c/o Charter Venture Capital 525 University Avenue, Suite 1400 Palo Alto, California 94301

Address for CL: Chavencap Limited c/o L. Chan, Cha Enterprises Ltd. Room 3703, Jardine House 1 Connaught Place Central, Hong Kong

(c)	Citizenship:

CV I and CV II are California limited partnerships CL is a Hong Kong corporation Mr. Dolan is a United States citizen.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 42805E-10-8
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
See rows 5 through 11 of the cover pages for the Reporting Persons. As of December 31, 2007, 986,510 shares of Common Stock of the Issuer were held of record by CV I and 5,026,207 shares were held of record by CV II. CV I and CV II also each hold options exercisable for an aggregate of 2,000 shares of Common Stock of the Issuer, with options to purchase 1,000 shares held by each of CV I and CV II.

By virtue of their relationships as general partners of CV I and CV II, each of CL and Mr. Dolan may be deemed to be the beneficial owner of shares and options held of record by CV I and CV II. CL and Mr. Dolan each disclaim beneficial ownership with respect to such shares and options, except to the extent of their pecuniary interest therein.

Mr. Dolan is also a director of the Issuer and held, as of December 31, 2007, options to purchase 385,092 shares of Common Stock of the Issuer.

The percent of class reported on Row 11 of the cover pages for the Reporting Persons is based on an aggregate of 51,355,349 shares of Common Stock of the Issuer outstanding on November 12, 2007 pursuant to the Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 13, 2007.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

CHARTER VENTURES L.P.

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: General Partner

CHARTER VENTURES II, L.P.

By:	/s/ A. Barr Dolan

Name: A. Barr Dolan
Title: General Partner

/s/ A. Barr Dolan

A. Barr Dolan, an individual

CHAVENCAP LIMITED

By:	/s/ J.M.D. CHA

Name: J.M.D. CHA
Title: Director, for and on behalf of Chavencap Limited
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT I
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by the Schedule 13G (Amendment No. 2) need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Heska Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Date: February 14, 2008

CHARTER VENTURES L.P.

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title: General Partner

CHARTER VENTURES II, L.P.

By:	/s/ A. Barr Dolan

Name:	A. Barr Dolan
Title:	General Partner

/s/ A. Barr Dolan

A. Barr Dolan, an individual

CHAVENCAP LIMITED

By:	/s/ J.M.D. CHA

Name:	J.M.D. CHA
Title:	Director, for and on behalf of Chavencap Limited